CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Period Ended June 30, 2007

CURRENT TECHNOLOGY CORPORATION

INDEX TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated Balance Sheet

Exhibit   "A"

Consolidated Statement of Loss and Deficit

Exhibit   "B"

Consolidated Statement of Cash Flows

Exhibit   "C"

Notes to Consolidated Financial Statements

Exhibit   "D"

_________________________________

Exhibit "A"

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Consolidated Interim Balance Sheet

June 30, 2007 and December 31, 2006

(Canadian Dollars)

(unaudited- prepared by management)

Assets	2007	2006
Current:
Cash	$ 45,035	$ 51,973
Accounts receivable	42,573	-
Inventory	149,545	116,892
Prepaid expenses	93,323	102,538

	330,476	271,403

	$330,476	$271,403

Liabilities
Current
Accounts payable and accrued liabilities	$346,838	$529,220
Subscription liability (Note 4)	30,076	96,996
Unearned revenue	93,223	23,310
	470,137	649,526
Convertible promissory note (Note 3)	953,624	832,009

	1,423,761	1,481,535
Shareholders’ Deficiency
Equity component of convertible promissory note (Note 3)	479,993	479,993
Share capital (Note 4)	35,678,968	34,924,434
Contributed surplus (Note 5)	1,401,660	1,384,405
Deficit, per Exhibit “B”	38,653,906	37,998,964
	(1,093,285)	(1,210,132)
Future Operations (Note 1)
Commitments (Note 12)
Subsequent Events (Note 13)
	$330,476	$271,403
Approved by Directors: ___”Robert Kramer” ________ ___”George Chen”__________

 See accompanying notes -

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION

Consolidated Interim Statement of Loss and Deficit

For the six months ended June 30, 2007 and 2006

 (Canadian Dollars)

 (unaudited- prepared by management)

	3 months ended June 30, 2007	6 months ended June 30, 2007	3 months ended June 30, 2006	6 months ended June 30, 2006
Revenue	$121,696	$230,517	$104,646	$251,182
Manufacturing	131,802	227,426	69,771	173,657
	(10,106)	3,091	34,875	77,525

Expenses:
Amortization	-	-	6,088	12,264
Bank charges and interest	800	2,530	1,283	2,935
Consulting	31,034	51,205	22,182	40,377
Corporate communications	23,756	48,413	49,906	76,940
Financing cost	-	-	19,310	31,139
Interest on convertible promissory note	27,214	56,383	25,920	52,745
Interest on promissory note	-	-	-	2,306
Legal, auditing and filing fees	65,223	122,312	72,330	113,170
Marketing	-	-	4,557	7,532
Office and other	13,402	18,539	9,618	22,069
Regulatory	4,854	6,124	-	7,125
Rent	16,682	33,533	16,120	32,310
Salaries and benefits	96,282	193,246	93,878	192,481
Telephone	6,196	12,480	5,818	11,820
Test and studies	15,598	30,237	21,432	42,956
Travel and automotive	10,354	21,791	18,930	55,436
	311,395	596,793	367,372	703,605
Loss before other item	321,501	593,702	332,497	626,080
Other Item:
Foreign exchange (recovery)	(101,879)	(119,766)	(35,325)	(27,670)
Accretion interest expense	90,503	181,006	66,967	133,932

Net Loss	310,125	654,942	364,139	732,342
Deficit, beginning	38,343,781	37,998,964	36,480,353	36,112,150
Deficit, ending, to Exhibit “A”	$38,653,906	$38,653,906	$36,844,492	$36,844,492

Basic and fully diluted net loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

 See accompanying notes -

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION

Statement of Cash Flows

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

(unaudited- prepared by management)

	3 months ended June 30, 2007	6 months ended June 30, 2007	3 months ended June 30, 2006	6 months ended June 30, 2006
Operating Activities:
Net Loss, per Exhibit “B”	$(310,125)	$(654,942)	$(364,139)	$(732,342)
Adjustments for-
Amortization	-	-	6,088	12,264
Stock based compensation	8,625	17,256	9,961	28,156

Changes in non-cash working capital-
(Increase) Decrease in accounts receivable	(42,573)	(42,573)	(41,979)	(52,246)
(Increase) Decrease in subscription receivable	123,763	-	-	(17,520)
(Increase) Decrease in inventory	(13,217)	(32,653)	7,374	(55,392)
(Increase) Decrease in prepaid expenses	(77,553)	9,215	(19,773)	4,576
(Increase) Decrease in deferred financing cost	-	-	11,830	23,659
Increase (Decrease) in accounts payable	(81,673)	(182,383)	13,941	73,476
Increase (Decrease) in unearned revenue	70,131	69,913	6,067	(70,548)
Cash flows (used in) Operating activities	(322,622)	(816,167)	(370,630)	(785,917)
Investing Activities
Acquisition of equipment	-	-	-	-
Financing Activities:
Convertible promissory note	13,008	121,615	63,816	162,650
Repayment of promissory note	-	-	-	(141,135)
Issuance of new shares	56,001	754,534	691,458	790,290
Subscription liabilities	(2,518)	(66,920)	(592,662)	(286,110)
Cash flows from financing activities	66,491	809,229	162,612	525,695
Net Increase (Decrease) in Cash	(256,131)	(6,938)	(208,018)	(260,222)
Cash, beginning	301,166	51,973	287,769	339,973
Cash, ending	$45,035	$ 45,035	$79,751	$ 79,751

Supplemental Disclosure of Cash Flow Information:
Additional Information-
Interest	800	2,350	1,283	2,935
Non-cash Transactions-
Accretion of convertible debt	90,503	181,006	66,967	133,932

 See accompanying notes -

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

1.

Future Operations:

These consolidated financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

A net loss of $654,942 was incurred during the six months ended June 30, 2007 (2006 - $732,342).  Recurring losses have been reported since inception which have resulted in an accumulated deficit of $38,653,906 (2006 - $36,844,492). The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  The company is also engaged in discussions to increase revenue in various parts of the world.  There is no certainty that these discussions will be concluded successfully.

The ability of the company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing, and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet its obligations as the come due.

If the company was unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

Any inability to obtain additional financing when needed would have a material adverse affect on the company including possibly requiring the company to significantly reduce or possibly cease its operations.

2.

Significant Accounting Policies:

a)

Basis of Presentation -

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 15.

The consolidated financial statements include Current Technology Corporation; Current Technology (UK) Ltd., a wholly owned subsidiary incorporated in the United Kingdom on December 15, 2005,  which had not commenced material operations as at June 30, 2007; and SpyTell Security Limited Partnership (effectively owned as to 50% each by the company and The Real Security Company Ltd.). The limited partnership was formed on June 4, 2007 and had not commenced material operations as at June 30, 2007.

b)

Cash -

Cash consists of cash and funds in bank accounts integral to the company's cash management.

c)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.  Inventory consists of parts and partially and completed products.

. . . 2

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

d)

Deferred Financing Costs -

Financing costs are capitalized and are amortized on a straight-line basis over the term of the related debt agreement.

e)

Debt Instruments -

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the company issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders’ equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

statement of loss and deficit.

f)

Fair value of financial instruments –

The company has estimated the fair market value of its instruments based on current interest rates, the market value and the current pricing of financial instruments with similar conditions.  Unless otherwise indicated, the carry value of these financial instruments is considered to approximate  their fair value.

g)

Future Income Taxes –

Income taxes are calculated using the liability method of tax allocation.  Temporary differences arising from the differences between the tax basis of assets and liabilities and their carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the year that the temporary differences are expected to reverse.  The carrying value of the future income tax asset is limited to the amount that is more likely than not to be realized.  A valuation allowance is provided.

h)

Stock-based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments."  The fair value based method was adopted for all employees and non-employees.  The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the company are recorded as common share capital

. . . 3

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

i)

Revenue Recognition -

i)

The following policies have been established with respect to revenue recognition on the sale of ElectroTrichoGenesis (“ETG”) devices and CosmeticTrichoGenesis ("CTG") units.

1)

Purchase/sale negotiations conclude with an agreement to purchase and are also secured by a deposit;

2)

Goods are shipped when collection of the balance of the purchase price is reasonably assured.  This is indicated by:

a)

actual receipt of funds from distributors or customers; or

b)

secured lease or term financing by distributors or customers which would result in immediate payment of the balance upon delivery; or

c)

distributors or customers exceptional credit and operating history,

and an agreement in writing to specific terms of payment; and

3)

Typically, revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

ii)

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

j)

Translation of Foreign Currencies -

Foreign currencies are translated into Canadian dollars as follows:

i)

Monetary assets and liabilities at year-end exchange rate; and

ii)

Revenue and expenses at the rates in effect at the transaction date.

Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

k)

Loss per Share -

Loss per share computations is based on the weighted average number of shares outstanding during the period.

l)

Use of Estimates -

The preparation of consolidated financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

. . . 4

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

3.

Convertible Promissory Note:

On January 18, 2007, the company reached an agreement with the holder of the convertible promissory note  to extend maturity date of the note from January 2, 2007 to January 9th, 2008.  This agreement is effective December 31, 2006.

At December 31, 2006, total principal and interest restructured amounted to $1,194,021 (US$1,024,559).

At June 30, 2007, the total principal and interest restructured amounted to $1,145,695 (US$1,075,366).

The liability portion of this note is calculated as follows:

Principal and Interest		$1,145,695
Less: Unamortized accretion from conversion feature	$129,197
Unamortized accretion from fair valuation of warrants	62,874	192,071
Period ended June 30, 2007		$953,624

After restructuring, the equity component of the note is $236,265.

The note bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the company at a conversion price of US$0.10 per share.

As additional consideration for restructuring, the company issued the holder of the convertible promissory note 4,000,000 share purchase warrants exercisable for common shares at US$0.10 per share.  The expiry date of these warrants is the later of December 31, 2011 or the date which is one year and five business days after the note is fully repaid.

The note is secured by a security agreement under which the company agreed to grant the lender security interest over all the company’s property and assets, including all intellectual property.

The company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants	Expiry Date	Exercise Price	New Expiry Date*
2,000,000	January 3, 2005	US $0.25	January 9, 2007*
2,980,000	February 7,2005	US $0.10	January 9, 2007*
179,167	September 27, 2005	US $0.15	January 9, 2007*
1,600,000	October 11, 2005	US $0.50	January 9, 2007*
3,200,000	January 2, 2010	US $0.25	January 2, 2010**

*   The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the  date on which the debt and any interest payable has been repaid in full.

**  The expiry date shall be the later of:

(a)

January 2, 2010; and

(b)

the date that is one year and five business days after the  date on which the debt and any interest payable has been repaid in full.

….5

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

4.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

b) Issued and Fully Paid –	2007		2006
	Number of		Number of
	Shares	Amount	Shares	Amount
Balance, beginning	80,872,023	$34,924,434	74,655,023	$34,061,493
Common Shares Issued -
- For cash	12,100,000	698,533	4,252,000	611,650
- For settlement of services provided	1,270,000	56,001	1,190,000	155,298
- Exercise of options	-	-	75,000	10,656
- Exercise of warrants	-	-	700,000	85,337
Balance, ending	94,242,023	$35,678,968	80,872,023	$34,924,434

No Class "A" Preference shares have been issued.

c)

Subscription Liability -

During last year, the company received US$28,230 for the exercise of warrants in which the underlying shares have not been issued.

5.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $17,256 (2006 - $28,156) of compensation expense relating to vested stock options has been charged to the contributed surplus account.  Options granted during the period were valued using the following assumptions:

Volatility factor of the market	60.37%- 62.92%
Price of the company shares	$0.09 - $0.16
Dividend yield	0%
Weighted average expiry date of options	5 years
Risk free interest rate	5.00 -6.00%

As a result of the application of the requirement, stock based compensation expenses (non-cash items) have been added to the following expense categories in the consolidated statement of loss and deficit:

2007	2006
Consulting	$17,256	$28,156
Total Stock-based Compensation	$17,256	$28,156

. . .6

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

6.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.  In addition, on September 2, 2004, the company adopted the 2004 Stock Option and Stock Bonus Plan.  Options outstanding under these plans are as follows:

Expiry Date			Number of Shares	Option Price
February	7,	2008	3,070,000	US	$0.05
December	20,	2008	200,000	US	$0.05
September	6,	2008	200,000	US	$0.125
October	10,	2008	200,000	US	$0.20
December	19,	2007	225,000	US	$0.26
April	8,	2008	250,000	US	$0.26
September	30,	2009 *	200,000	US	$0.30
October	17,	2009	850,000	US	$0.25
December	22,	2009	175,000	US	$0.25
December	23,	2009 *	100,000	US	$0.25
May	17,	2010	175,000	US	$0.23
July	15,	2010	150,000	US	$0.26
November	20,	2010	200,000	US	$0.28
December	12	2010	200,000	US	$0.32
January	2	2011	285,000	US	$0.31
August	22	2011	1,475,000	US	$0.19
August	22	2011 *	200,000	US	$0.19

* 2004 Stock Option and Stock Bonus Plan

The following table summarizes information about stock options to purchase common shares outstanding and exercisable at June 30, 2007:

2007		2006
		Weighted		Weighted
	Common	Average	Common	Average
	Shares	Exercise Price $	Shares	Exercise Price $
Outstanding, beginning	8,065,000	0.16	6,270,000	0.14
- Granted	90,000	0.33	45,000	0.36
- Exercised	-	-	(75,000)	0.13
- Cancelled	-	-	-	-
Outstanding, ending	8,155,000	0.16	6,240,000	0.14
Exercisable, ending	8,155,000	0.16	6,240,000	0.14

.  . . 7

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

6.

Stock Options:  (Continued)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2007:

		Weighted Number	Average		Number
		Outstanding at	Remaining		Outstanding
Exercise Price		2007	Contractual Life		2006
US	$0.05	3,270,000	0.5	years	3,270,000
US	$0.125	200,000	0.9	years	200,000
US	$0.19	1,675,000	4.0	years	-
US	$0.20	200,000	1.2	years	200,000
US	$0.26	625,000	1.1	years	625,000
US	$0.30	200,000	2.2	years	200,000
US	$0.25	1,125,000	2.2	years	1,125,000
US	$0.23	175,000	3.8	years	175,000
US	$0.28	200,000	3.3	years	200,000
US	$0.32	200,000	3.4	years	200,000
US	$0.31	285,000	3.4	years	105,000
		8,155,000			6,300,000

. . . 8

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

7.

Warrants:

Expiry Date	Number of Shares	Exercise Price
January 9, 2007	2,000,000	US	$0.25	[1,3]
January 9, 2007	2,980,000	US	$0.10	[1,3]
January 9, 2007	6,949,766	US	$0.05	[1,3]
January 9, 2007	179,167	US	$0.15	[1,3]
January 9, 2007	1,600,000	US	$0.50	[1,3]
June 30, 2008	2,500,000	US	$0.05	[3]
June 15, 2009	1,000,000	US	$0.15	[3]
June 15, 2009	1,637,696	US	$0.20	[5]
July 15, 2009	200,000	US	$0.20	[5]
January 2, 2010	3,200,000	US	$0.25	[2,3]
March 25, 2010	1,200,000	US	$0.25	[5]
May 31, 2010	1,200,000	US	$0.25	[5]
July 25, 2010	200,000	US	$0.15
September 21, 2010	300,000	US	$0.25	[5]
September 21, 2010	3,052,000	US	$0.25	[5]
December 30, 2010	600,000	US	$0.25	[5]
March 2, 2011	1,200,000	US	$0.25	[5]
December 31, 2011	4,000,000	US	$0.10	[3,4]
February 12, 2012	2,500,000	US	$0.125	[6]
March 30, 2012	12,100,000	US	$0.10	[5]
April 30, 2012	5,000,000	US	$0.12	[3,7]

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 3) is paid in full.

2

The expiry date shall be the later of:

a)

January 2, 2010; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 3) is paid in full.

3

These warrants have a cashless exercise provision.

4.

The expiry date shall be the later of:

a)

December 31, 2011; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 3) is paid in full.

5.

The company may accelerate  the expiration date of the warrants if the average closing price equals or exceeds US$0.50 for 20 consecutive days.

6.

750,000 warrants are vested; 750,000 vest on sale of the 10th unit to Hair Envy, LLC; and 1,000,000 vest on the ordering of the 200th unit.

7.

500,000 warrants vest on the sale of every 500,000 units of Spy-N-TellTM.

….9

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

7.

Warrants:  (Continued)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at June 30:

		2007		2006
	Common	Average	Common	Average
	Shares	Exercise Price $	Shares	Exercise Price $
Outstanding, beginning	35,675,758	0.18	28,968,358	0.18
Issued	19,600,000	0.12	4,252,000	0.18
Exercised	-	-	(400,000)	0.11
Expired	1,677,129	0.49	(764,600)	0.15
Outstanding, ending	53,598,629	0.15	32,055,758	0.18
Exercisable, ending	46,848,629	0.15	32,055,758	0.18

8.

Related Party Transactions:

2007	2006
Transactions During the Year -
Salaries and consulting fees accrued or paid to directors	$156,668	$156,150
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of
consideration established and agreed to by related parties.
Balance at June 30 -
Salaries, consulting fees payable to directors and
companies controlled by directors of the company	42,608	14,608

On January 18, 2007 the Directors extended the terms of 3,670,000 options by one year.  Included in the change were options to purchase 2,800,000 shares held by Directors. In addition, on January 18, 2007 the Directors extended the terms of 2.5 million warrants held by Anne Kramer (1,250,000) and Robert Kramer (1,250,000) from June 30, 2007 to June 30, 2008.

The Company received the opportunity to participate in the Spy-N-TellTM initiative from Harrison Kramer Corporation (“HKC”) ( a company owned by Robert Kramer).  As consideration for transferring all right, title and interest in the opportunity to the Company, HKC will receive a payment of $1 for each Spy-N-TellTM sold, such payment to be calculated monthly on a cash basis and payable 30 days in arrears.

9.

Financial Instrument:

a)

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable and accrued liabilities, promissory notes and convertible promissory note are stated at amounts that approximate fair value.

b)

Foreign Currency Risk -

The company has accounts receivable, accounts payable and accrued liabilities, promissory notes, convertible promissory note and share capital denominated in US dollars.  The carrying value of these balances may change due to the volatility of foreign exchange rates.  The company does not enter into hedging transactions.

 . . . 10

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

10.

Segmented Information:

The major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The revenue by region is as follows:

2007	2006
Asia Pacific	$22,622	$115,134
Europe	133,649	109,792
The Americas	74,246	26,256
	$230,517	$251,182

The majority of the company’s assets are located in Canada.

11.

Income Taxes:

The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to income before income taxes for the following reasons:

	2006	2005

Loss from continuing operations before income taxes	(1,886,814)	(1,815,217)

Statutory income tax rate	35.62%	35.62%

Expected recovery of income taxes	(672,083)	(646,580)
Permanent differences	244,126	162,389
Unrecorded benefit of tax loss incurred during the year	427,958	484,191
Income tax recovery	-	-

The difference in income taxes is due to differences between the Canadian statutory federal income tax rate and the effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2006	2005
Future Income Tax Assets:
Eligible capital expenditure	$51,878	$51,878
Equipment and website development	398,261	389,920
Operating loss carryforward	2,587,140	2,277,074
Net capital loss carryforward	1,122,157	1,122,157
Financing cost	1,701	6,741
	4,161,137	3,847,770
Less: Valuation loss provision	(4,161,137)	(3,847,770)
	$-	$ -

. . . 11

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

11.

Income Taxes:  (Continued)

Accumulated non-capital losses for income tax purposes of approximately $7,263,165 are available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision as it is more likely than not that these benefits will not be realized.  The losses will expire at the end of the following fiscal years:

2007	$ 492,394
2008	811,388
2009	1,105,792
2010	739,106
2014	1,553,708
2015	1,359,324
2016	1,201,453

12.

Commitments:

An agreement was entered into to lease office space from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2007	16,450
2008	32,900
2009	32,900
2010	36,033
2011	12,533

Lease agreements were entered into with respect to automotive equipment. The future minimum lease payments for these commitments are as follows:

2007	8,091
2008	16,182
2009	11,503

13.

Subsequent Events:

a)

Convertible Promissory Note-

Subsequent to June 30, 2007, the company reached a verbal agreement with the lender to extend the due date of the convertible promissory note from January 9, 2008 to January 16, 2009.  Legal documentation to support the extension is being prepared.  Subsequent to closing, the company will issue a news release reporting on the particulars of the transaction, including consideration and conditions.

b)

Share Capital-

Subsequent to June 30, 2007, the company received US$50,000 proceeds from the private placement of units consisting of shares and warrants.  The units have not been issued.

14.

Comparative figures

The 2006 comparative figures have been reclassified, where applicable, to conform with the presentation used in the current year.

 . . 12

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

15.

Differences between Canadian and United States Generally Accepted

Accounting Principles:

These consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss -

The application of U.S. GAAP would have the following effects on the net income as reported:

	2007	2006
Net Loss - Canadian GAAP	$(654,942)	$(732,342)
Stock- based compensation expense
Employees	-	-
Non-Employees	-	-

Net Loss- US GAAP	$(654,942)	$(732,342)

Stock-based Compensation -

(i)

Employees Stock Options:

Effective January 1, 2002, the company began to account for all its employee stock options with the fair value method "FAS 123R".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123R requires that the option be valued using the Black-Scholes Option Price Model.

(ii)

Non-employees Stock Options:

The company accounts for its non-employees stock options with the fair value method "FAS 123R".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123R requires that the option be valued using the Black-Scholes Option Price Model with the following weighted average assumptions:

Volatility factor of the market	60.37%- 62.92%
Price of the company shares	$0.09 - $0.16
Dividend yield	0%
Weighted average expiry date of options	5 years
Risk free interest rate	5.00 -6.00%

. . . 13

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

15.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Net Loss per Share -

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.  The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

	2007	2006
Weighted Average Number of Shares Outstanding
Canadian GAAP	94,242,023	80,372,023
Less: Escrow Shares
U.S. GAAP	94,242,023	80,372,023
Basic loss per share under U.S. GAAP	$(0.01)	$(0.01)

Comprehensive Income -

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on the consolidated financial statements.

The application of U.S. GAAP would have the following effects on the consolidated balance sheet items as reported under Canadian GAAP:

	2007	2006
Liabilities - Canadian GAAP	$1,423,761	$1,481,535
Effect of equity component of
convertible promissory note	479,993	479,993
Liabilities - U.S. GAAP	$1,903,754	$1,961,528

. . 14

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2007 and 2006

(Canadian Dollars)

15.

Differences between Canadian and United States Generally Accepted

Accounting Principles-(Continued)

Revenue Recognition –(Continued)

	2007	2006
Shareholders’ Deficiency- Canadian GAAP	$(1,093,285)	$(1,210,132)
Effect of equity component of convertible promissory note	479,993	479,993
Cumulative effort of prior year adjustments to net income	(279,815)	(279,815)

Shareholders’ Deficiency t- U.S. GAAP	$(1,853,093)	$(1,969,940)

Convertible Promissory Note -

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note.  (See Note 6).

These consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on it consolidated financial statements.

Derivative Instruments -

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS N0. 138, Accounting for Derivative Instruments and Hedging Activities, which amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the financial position or results of operations.

. . . 15